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                                                                EXHIBIT(a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 26, 2002 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of Esenjay Exploration, Inc.
at $2.84 Net Per Share
by ECM Acquisition Company
a wholly owned subsidiary of
Santos Americas and Europe Corporation

ECM Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Santos Americas and Europe Corporation, a Delaware corporation ("SAEC"), is offering to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Esenjay Exploration, Inc., a Delaware corporation ("Esenjay"), at a purchase price of $2.84 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2002 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Esenjay. After the consummation of the Offer, the Purchaser intends to effect the Merger (as defined below). The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, April 22, 2002, unless THE OFFER IS extended.

The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that would constitute at least a majority of all outstanding Shares on a fully diluted basis on the date of purchase. Certain other conditions to the Offer are described in Section 14 of the Offer to Purchase. The Offer is being made under the terms of an Agreement dated as of March 17, 2002 (the "Acquisition Agreement") among the Purchaser, SAEC and Esenjay. The Acquisition Agreement provides that, following the consummation of the Offer and on the terms and subject to the conditions of the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, the Purchaser will be merged with and into Esenjay (the "Merger"). Following the effective time of the Merger (the "Effective Time"), Esenjay will continue as the surviving corporation and a wholly owned subsidiary of SAEC. In the Merger, each outstanding Share (other than Shares owned by Esenjay, the Purchaser or SAEC or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid under the Offer in cash, without interest thereon. The Acquisition Agreement is more fully described in Section 12 of the Offer to Purchase. Under Delaware law, if the Purchaser acquires at least 90% of the issued and outstanding Shares, under the Offer or otherwise, the Purchaser will be able to effect the Merger without prior notice to, or any action by,

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Esenjay's other stockholders. If, however, the Purchaser does not acquire at least 90% of the outstanding Shares, under the Offer or otherwise, and adoption of the Acquisition Agreement by Esenjay's stockholders is required under Delaware law to effect the Merger, a longer period of time will be required to effect the Merger as described in Section 12 of the Offer to Purchase.

In connection with the Acquisition Agreement, SAEC entered a Stockholders Agreement, dated as of March 17, 2002 (the "Stockholder Agreement"), with the directors and certain officers and major stockholders of Esenjay who together own approximately 52% of the Shares that are outstanding. In the Stockholders Agreement, these stockholders have agreed, among other things, to tender all of their Shares under the Offer and to vote their shares in favor of the Merger in the event the Merger requires stockholder approval.

In addition, stockholders of Esenjay owning approximately 52% of the total number of shares outstanding as of March 17, 2002 have entered into an option agreement under which SAEC has an irrevocable option to purchase those shares if one party terminates the Acquisition Agreement under certain circumstances that the Offer to Purchase describes.

The Board of Directors of Esenjay has approved the acquisition agreement and the transactions it contemplates, including the Offer and the Merger, and determined that the terms of the Offer, the Merger and the other transactions contemplated by the acquisition agreement are advisable and fair to and in the best interest of Esenjay and its Stockholders and recommends that the stockholders of Esenjay accept the Offer and tender their Shares under the Offer.

Tendering stockholders whose Shares are registered in their own names and who tender directly to The Bank of New York, as Depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser under the Offer. Stockholders who hold their Shares through banks or brokers should check with those institutions as to whether they charge any service fees.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment under the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment under the Offer will be made only after timely receipt by the Depositary of (1) certificates for those Shares or timely confirmation of book-entry transfer of those Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) under the procedures set forth in Section 2 of the Offer to Purchase,
(2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (3) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, April 22, 2002, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the provisions of the Acquisition Agreement, in which event the term "Expiration Date" shall mean the latest time and date as of which the Offer, as so extended by the Purchaser, will expire. Subject to the terms of the Acquisition Agreement (which prohibits

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certain amendments to the Offer) and the applicable rules and regulations of the
Securities and Exchange Commission, the Purchaser reserves the right (but shall not be obligated, except as described in Section 1 of the Offer to Purchase), at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 of the Offer to Purchase shall have occurred, (1) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary, (2) to elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the -Exchange Act"), and (3) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares under the withdrawal procedures described below.

Except as otherwise described below, tenders of Shares are irrevocable.
Shares tendered under the Offer may be withdrawn under the procedures described below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser under the Offer, may also be withdrawn at any time after May 24, 2002, except as provided with respect to any subsequent offering. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered under the procedures for book-entry transfer Section 2 of the Offer to Purchase sets forth, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, SAEC, Esenjay, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Under Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, provide a subsequent offering period from three to 20 business days in length following the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not

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tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. Under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of the Offer to Purchase.

Esenjay has provided the Purchaser with Esenjay's stockholder lists and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Esenjay's stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, subject to (1) the Acquisition Agreement, which contains certain conditions that may not be waived and modifications that may not be made without the consent of Esenjay, and (2) the rules and regulations of the Securities and Exchange Commission. The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in its entirety before any decision is made with respect to the Offer. Requests for copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. Neither the Purchaser nor SAEC will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager, as described in the Offer to Purchase) for soliciting tenders of Shares under the Offer.

The Information Agent for the Offer is:
[Mackenzie Logo]
156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll-Free (800) 322-2885
The Dealer Manager for the Offer is:
Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
(866) 276-1462 (Call Collect)
March 26, 2002